EXHIBIT 34.2

Report of Independent Registered Public Accounting Firm

To the Board of

Directors

TransCentra, Inc.

We have examined management’s assertion for those customers that management has informed us have requested confirmation of compliance, included in the accompanying Management’s Report on Assessment of Compliance with Regulation AB Servicing Criteria (Management’s Assertion), that TransCentra, Inc. (the Company) complied with the servicing criteria set forth in Item 1122(d)(2)(i) and Item 1122 (d)(4)(iv) of the Securities and Exchange Commission’s (SEC) Regulation AB for services by the Company that are encompassed by contractual obligations to perform Regulation AB reporting (the Platform) as of and for the year ended December 31, 2017 TransCentra has determined that the remainder of the servicing criteria are not applicable to the activities it performs with respect to the Platform covered by this report. Management is responsible for the Company’s compliance with the applicable servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the applicable servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those activities in compliance with the servicing criteria during the specified period and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assertion that the Company complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2017, is fairly stated, in all material respects.

/s/ Porter Keadle Moore, LLC

February 1, 2018

235 Peachtree Street, NE | Suite 1800 | Atlanta, GA 30303 | Phone 404.588.4200 | 404.588.4222

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